Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions

($ in thousands except ratios)

	Predecessor (1)
	Year Ended December 31,	Period from January 1, 2007 through July 20,	Period from July 21, 2007 through December 31,	Year Ended December 31,			Three Months Ended March 31,
	2006	2007	2007	2008	2009	2010	2011
Pre-tax income (loss) from continuing operations	$(35,855)	$(26,118)	$13,346	$18,066	$(16,300)	$(23,589)	$2,704
Fixed charges:
Interest expense and amortization of debt issuance costs	1,989	1,071	5,489	26,951	51,399	48,638	9,052
Capitalized interest	670	591	—	872	—	3,802	11
Estimated interest associated with rental expense (2)	440	449	362	1,255	1,526	1,595	1,415
Total fixed charges	3,099	2,111	5,851	29,078	52,925	54,035	10,478
Preferred unit distributions	—	—	—	—	—	2,243	3,035
Total combined fixed charges and preferred unit distributions	3,099	2,111	5,851	29,078	52,925	56,278	13,513
Depreciation of capitalized interest	20	16	22	54	54	54	86
Capitalized interest	(670)	(591)	—	(872)	—	(3,802)	(11)
Pre-tax income (loss) from continuing operations plus fixed charges	$(33,406)	$(24,582)	$19,219	$46,326	$36,679	$26,698	$13,257
Ratio of earnings to fixed charges	—	—	3.3	1.6	—	—	1.3
Ratio of earnings to combined fixed charges and preferred unit distributions	—	—	3.3	1.6	—	—	—

(1)	The historical financial information for periods prior to the contribution of the assets, liabilities and operations to us on July 20, 2007 reflects the assets, liabilities and operations of our predecessor.
(2)	Calculated as one third of rent expense, which is a reasonable approximation of the interest factor.